February 7, 2014

Ms. Stephanie Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4561

Washington, DC 20549-4561

Re:	New Corporation Amendment No. 1 to Registration Statement on Form 10 – File No. 001-36228

On behalf of New Corporation, we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement on Form 10 (the “Registration Statement”), marked to show changes from the Registration Statement as filed on December 6, 2013. The Registration Statement has been revised in response to the Staff’s comments.

Furthermore, we are providing the following responses to your comment letter, dated January 2, 2014, regarding the Registration Statement. To assist your review, we have included the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the marked Amendment. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

Item 1A. Risk Factors

Our credit ratings are important to our liquidity, page 20

1.	Please describe more specifically the negative ratings actions the ratings agencies took following Existing SLM’s announcement of the spin-off. Rather than state that you cannot provide assurances regarding the credit ratings, describe more specifically the implications of the past and potential future ratings reductions.

Response

In response to the Staff’s comment, we have revised the credit ratings risk factor on page 20 to read as follows:

“Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity, increase our borrowing costs or limit our access to the capital markets.

Following the internal corporate reorganization and the separation and distribution, Existing SLM will be a wholly owned subsidiary of NewCo. Existing SLM has unsecured debt that totaled, as of September 30, 2013, approximately $18.7 billion. In connection with Existing SLM’s announcement in May 2013 of the proposed separation and distribution of NewCo, three credit rating agencies took negative actions with regard to Existing SLM’s long-term unsecured debt ratings. Fitch Ratings, Inc. (“Fitch”) lowered its senior unsecured long-term debt rating one notch to BB+, one notch below its investment grade, and placed that rating on negative watch. Moody’s Investors Services, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services LLC (“S&P”) placed their ratings on review and watch, respectively, for possible downgrade. Moody’s current rating is Ba1, one notch below its investment grade, and S&P’s rating is BBB-, its lowest investment grade. Fitch and S&P indicated that if the separation and distribution occurs as planned, they expect to further lower their ratings by one notch and up to two notches, respectively. As a result of Fitch’s action, two of the three credit rating agencies now rate Existing SLM’s long term unsecured debt at below investment grade such that Existing SLM is no longer considered an investment grade issuer. Whereas Existing SLM had previously been included in the Investment Grade Index, it is now included in the High Yield Index. This has resulted in a higher cost of funds for Existing SLM, and its senior unsecured debt to trade with greater volatility.

The negative actions taken by the credit rating agencies were based on concerns that the separation and distribution will have a negative impact on the holders of Existing SLM senior unsecured debt. According to their ratings reports, these concerns primarily focus on NewCo’s lack of future Private Student Loan originations and related servicing income, the loss of access to the earnings, cash flow, equity and potential market value of Sallie Mae Bank, the run-off of the FFELP Loan portfolio and strategic uncertainty as to the source of incremental earnings and cash flow to replace that in run-off, and an expected increase in Existing SLM’s cost of accessing the unsecured debt markets, including for refinancing purposes.

We utilize the unsecured debt markets to help fund our business and refinance outstanding debt. The amount, type and cost of our funding directly affects the cost of operating our business and growing our assets and is dependent upon outside factors, including our credit rating from ratings agencies. There can be no assurance that Existing SLM’s credit ratings will not be reduced further, and Fitch and Moody’s have indicated that upon completion of the separation and distribution they presently intend to reduce their ratings. A further reduction in the credit ratings of Existing SLM’s senior unsecured debt could adversely affect NewCo’s liquidity, increase its borrowing costs, limit its access to the capital markets and place incremental pressure on its net interest income. We may also face additional challenges in the future, including more limited capital resources to invest in or expand our businesses.”

Item 13 Financial Statements and Supplementary Data

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 49

Unaudited Pro Forma Consolidated Statements of Income for the Nine Months Ended September 30, 2013 and the Year Ended December 31, 2012, pages 52-53

2.	We note that you present income/(loss) from discontinued operations in your pro forma Statements of Income. Article 11-02(b)(5) requires that only the portion of the income statement through “income from continuing operations” be presented. Please revise your registration statement accordingly.

Response

Based on our conversations with the Staff and understanding of the relevant requirements, we have revised our presentation to only include income from continuing operations. However, we supplemented the information suggested by Article 11-02(b)(5) to additionally present all components used to calculate earnings per common share. Specifically, we disclosed the components used to calculate net income from continuing operations attributable to common stock. Such components include non-controlling interests and preferred stock dividends that we believe are important and meaningful to our common stockholders. Most important and meaningful of which are the presentation of the $565 million of preferred stock and the corresponding preferred stock dividends of $15 million and $20 million for nine months ended September 30, 2013 and year ended December 31, 2012, respectively, that will be transferred to SLM BankCo. We believe the impact of the preferred stock dividend is a material item to the statement of income that investors will want to see and understand. Furthermore, we believe our presentation appropriately meets the objective, pursuant to Article 11-02(a), of providing investors with information about the continuing impact of the transaction and we believe it also purports to inform SLM Corporation common stockholders of the “bridge” between the historical financial statements of SLM Corporation and the pro forma financial statements of NewCo.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 54

3.	With respect to pro forma adjustment (b), please explain how the operations, assets, liabilities and equity of SLM BankCo were derived. In this regard, clarify whether the operations of each of these businesses are conducted through separate subsidiaries for which discrete financial information is available, and if not, explain how you determined the amounts to be attributed to SLM BankCo. For example, your discussion of your Consumer Lending Segment on page 61 indicates that your Private Education Loan origination business is operated at Sallie Mae Bank; however, footnote (b) on page 54 indicates that this origination function is performed outside of Sallie Mae Bank and therefore is a separate component of SLM BankCo.

Response

Sallie Mae Bank, Upromise Rewards and the Insurance Business are separate legal subsidiaries for which discrete financial information is available. Although certain activities, such as the private education loan origination function, are performed outside of Sallie Mae Bank today, the majority of the business units included in the SLM BankCo operations represented direct and dedicated SLM BankCo business units and thus, encompassed financial information that was historically separate and specifically identifiable to SLM BankCo. There were only three business units that were shared between SLM BankCo and NewCo and these were relatively insignificant to the overall balance sheet of SLM BankCo. For example, as of September 30, 2013, these three shared business units had total combined assets of $25.2 million that was attributable to SLM BankCo, as compared to the $9.6 billion in total assets of SLM BankCo. For assets and liabilities not held directly by Sallie Mae Bank, Upromise Rewards or the Insurance business we allocated these balances between SLM BankCo and NewCo based on a determination of what was “direct and dedicated” to either SLM BankCo or NewCo’s business / functions.

These three shared business units also provided certain back office and overhead functions to SLM BankCo. These functions primarily related to originations (underwriting, sales/marketing, credit), servicing, collections and corporate overhead (accounting, finance, HR, legal etc.) and will be transferred in whole or in part to SLM BankCo (“Transferred Functions”). For these Transferred Functions we allocated costs (e.g., based on the relative number of employees in each function between NewCo and SLM BankCo) in a manner that yielded an appropriate amount representative of the level of effort required to support such functions for SLM BankCo.

In the Consumer Lending Segment discussion on page 61 of the Registration Statement we state “Our origination business is operated at Sallie Mae Bank.” While historically the management and overall operations of the Private Education Loan originations were operated by Sallie Mae Bank, certain Private Education Loan origination functions were performed outside of Sallie Mae Bank by other entities within Existing SLM. Under the historical organizational structure, Sallie Mae Bank disbursed Private Education Loans and held them until they were securitized outside of Sallie Mae Bank. Entities outside of Sallie Mae Bank, but within Existing SLM, performed the sales/marketing, underwriting, credit, servicing, collection and securitization functions. Sallie Mae Bank historically paid an arms-length fee to the other Existing SLM entities for these services. The functions historically outside of Sallie Mae Bank that will be included within SLM BankCo will collectively represent a separate component of SLM BankCo.

4.	We also note that pro forma adjustment (b) includes certain general corporate overhead expenses related to SLM BankCo. Please revise to quantify the amount of general corporate overhead expenses included in this adjustment and describe your basis for allocating a portion of such expenses to SLM BankCo.

Response

As described in our correspondence, under separate cover, with the Staff on November 8, 2013, the pro forma adjustment (b) reflecting the distribution of SLM BankCo represents the operations, assets, liabilities and equity of stand-alone SLM BankCo, inclusive of allocated amounts of general corporate overhead expenses related to SLM BankCo such as accounting, finance, legal and human resources expenses. As also described in our correspondence, the financial statements of SLM BankCo will become the financial statements of the existing registrant, as a change in reporting entity, upon consummation of the spinoff transaction. Accordingly, the pro forma adjustment (b) presentation of SLM BankCo is consistent with the new reporting basis that will serve as the ongoing basis of presentation in the Form 8-K filed within four business days of the spinoff transaction and in subsequent ’34 Act filings of SLM BankCo.

In response to the Staff’s comment, we have revised footnote disclosure (b) on page 54 to indicate, “Included in these amounts are also certain general corporate overhead expenses related to SLM BankCo. General corporate overhead of $56 million and $71 million for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, consisted of costs primarily associated with accounting, finance, legal, human resources, certain information technology costs, stock compensation, and executive management and the Board of Directors.”

Supplementally, we inform the Staff that these costs are incurred primarily by one shared corporate business unit. The costs were allocated to SLM BankCo based on the proportionate level of effort provided to SLM BankCo relative to the rest of Existing SLM using a relevant allocation driver (e.g., headcount).

5.	With respect to the items included in pro forma adjustment (c), please enhance your discussion of each of these intercompany items to provide additional background on the transactions as well as to clarify why such items are eliminated from the consolidated financial statements of Existing SLM but presented as third party transactions on the financial statements of SLM BankCo. For example, explain why intercompany loan sales occurred and discuss the servicing relationship between SLM BankCo and Existing SLM.

Response

See the edits we made to footnote (c) to provide additional background on the transactions and why such items are eliminated from Existing SLM’s consolidated financial statements. These edits to the footnote along with the edits in response to item number 6 below are shown below with the item number 6 response. It should be noted all intercompany transactions that occur between Existing SLM and its various subsidiaries are eliminated upon Existing SLM’s consolidation in accordance with GAAP.

6.	As a related matter, please revise your presentation of pro forma adjustments (c) and (h) in order to more clearly quantify the impact of each pro forma adjustment on each line item affected. In this regard, we note that certain financial statement line items appear to be impacted by more than one adjustment; however, the relative impact of each of these items is not clearly discernable from your current disclosure format.

Response

In response to the Staff’s comment, we have made edits to pro forma adjustments (c) and (h) to provide transparency between the pro forma footnote disclosures and those reflected on the face of such financial statements. We have included an additional tickmark on the face of the financial statements to indicate where each of the adjustments in (c) were recorded. We have blacklined the edits below for your review.

(c)	Represents intercompany transactions between SLM BankCo and NewCo that were eliminated in consolidation of the historical Existing SLM financial statements in accordance with GAAP, but not eliminated from the historical financial statements of SLM BankCo. Examples of historical intercompany revenues~~, charges~~, expenses, receivables and payables that are third party for stand-alone SLM BankCo include, but are not limited to, the following:

1.	Gains on intercompany loan sales of $192 million and $235 million for the nine months ended September 30, 2013 and ~~fiscal~~ year ended December 31, 2012, respectively, presented on SLM BankCo’s historical statement of ~~operations~~ income. Existing SLM historically has used Sallie Mae Bank to initially fund originated private education loans through their bank deposits with the intent for Existing SLM to purchase and securitize such loans at a future date. Sallie Mae Bank sells private education loans to Existing SLM on a regular basis in order for Existing SLM to securitize the loans along with other private education loans Existing SLM owns. This purchase activity by Existing SLM of Sallie Mae Bank loans is the primary driver of the Gains on intercompany loan sales;

2.	FFELP and private education loan servicing fees paid by SLM BankCo to NewCo of $18 million and $20 million for the nine months ended September 30, 2013 and ~~fiscal~~ year ended December 31, 2012, respectively, presented on SLM BankCo’s historical statement of income as operating expense. Sallie Mae Bank historically has not maintained servicing and collections functions. As a result Sallie Mae Bank remits to Existing SLM a market rate to service and collect on its student loan portfolios. Conversely, SLM BankCo recognized $2 million of other revenue in connection with providing banking services to one of Existing SLM’s business units for the nine months ended September 30, 2013;

~~3.~~	~~Deferred tax assets and/or liabilities presented on SLM BankCo’s historical balance sheet that were not presented on Existing SLM’s historical financial statements;~~

~~4.~~	During 2008, Existing SLM contributed $629 million (par value) of asset-backed securities to Sallie Mae Bank as additional capital. The asset-backed securities, which were issued by securitization trusts owned and consolidated by Existing SLM, were recorded at Sallie Mae Bank as available for sale investments at fair value of $584 million at September 30, 2013. ~~In addition, Sallie Mae Bank had a deferred tax asset of $14 million at September 30, 2013 related to these securities.~~ Sallie Mae Bank recorded $16 million and $~~24~~25 million of interest income ~~associated with the asset back securities~~ for the nine months ended September 30, 2013 and ~~fiscal~~ year ended December 31, 2012, respectively. For the purposes of the Existing SLM historical financial statements, the asset-backed securities held by Sallie Mae Bank, the associated debt at Existing SLM and related intercompany interest income/expense were eliminated in consolidation. Refer to footnote (h) for further discussion. Existing SLM contributed the $629 million (par value) of asset-backed securities as part of maintaining Sallie Mae Bank’s required regulatory capital levels;

4.

The other assets adjustment of $329 million consists of (i) a $325 million intercompany receivable at NewCo due from SLM BankCo, (ii) $2 million of accrued interest receivable at Sallie Mae Bank related to the asset-backed securities described above, and (iii) $2 million of other assets. The $313 million other liabilities adjustment consists of (i) the corresponding $325 million intercompany payable from SLM

BankCo to NewCo and (ii) the corresponding $2 million accrued interest payable related to the asset-backed securities partially off-set by (iii) a $14 million deferred tax asset related to the asset backed securities;

5.	The income tax expense adjustment of $71 million for the nine months ended September 30, 2013 and $87 million for the year ended December 31, 2012 reflect the income tax effects of the pro forma adjustments at the statutory rate in effect in the respective tax jurisdiction during the periods presented. The statutory tax rates for the nine months ended September 30, 2013 and year ended December 31, 2012 were 36.8 percent and 36.5 percent, respectively.

(h)	Reflects changes in the capital structure of NewCo as a result of the separation and distribution. Changes in the capital structure are a result of the following:

1.	In connection with the separation and distribution, SLM BankCo will succeed Existing SLM, by means of a merger, as the issuer of the preferred stock. An adjustment has been made to the balance sheet to reflect ~~this~~ the transfer of the $565 million of Existing SLM preferred stock to SLM BankCo for the periods presented. As a result NewCo will not pay the dividends associated with this preferred stock. Preferred stock dividends were $15 million and $20 million for the nine months ended September 30, 2013 and the ~~twelve months~~ year ended December 31, 2012, respectively~~, reflect the related reduction in preferred stock dividends recognized by NewCo~~.

2.	In connection with the separation and distribution, it is anticipated that $566 million in cash will be contributed to SLM BankCo. $565 million of this cash is being contributed to support the $565 million of preferred stock discussed above with the remaining $1 million being contributed as additional common stock paid-in-capital. An adjustment has been made to reflect the cash contribution at September 30, 2013. Adjustments to interest income of $0.3 million and $0.8 million for the nine months ended September 30, 2013 and the ~~fiscal~~ year ended December 31, 2012, respectively, reflect the removal of interest income historically earned on the cash contributed. The adjustment to interest income reflects interest rates of approximately 0.08 percent and 0.14 percent for the nine months ended September 30, 2013 and the ~~twelve months~~ year ended December 31, 2012, respectively, estimated using rates earned on comparable investments during the respective periods.

3.	During 2008, Existing SLM contributed $629 million (par value) of asset-backed securities to Sallie Mae Bank as additional capital. ~~The asset backed securities, which were issued by securitization trusts owned by Existing SLM, were recorded at Sallie Mae Bank at fair value of $584 million at September 30, 2013. In addition, Sallie Mae Bank had a deferred tax asset of $14 million at September 30, 2013 related to these securities. Sallie Mae Bank recorded $16 million and $24 million of income associate with the asset backed securities for the nine months ended September 30, 2013 and fiscal year 2012, respectively.~~ For the purposes of the Existing SLM historical financial statements, the asset-backed securities held by Sallie Mae Bank, the associated debt at Existing SLM and related intercompany interest income/expense were eliminated in consolidation. See footnote (c)3 for further discussion of this intercompany transaction. However, as a result of the separation, these asset backed securities are considered outstanding to a third party and are recognized as $584 million of additional long-term borrowings as NewCo consolidates the related securitization trust. Adjustments reflect the recognition of this additional debt and $2 million of accrued interest payable (in other liabilities) by NewCo associated with the asset-backed securities and the related interest expense of $16 million and $24 million for the nine months ended September 30, 2013 and ~~fiscal~~ year ended December 31, 2012, respectively.

7.	We note your discussion of pro forma adjustments (c)4 and (h)3 which relate to certain asset-backed securities (“ABS”) that were contributed by Existing SLM to Sallie Mae Bank as additional capital in 2008. Please provide us with a more comprehensive description of this transaction, including how the original amounts were reflected in the financial statements of Sallie Mae Bank on a stand-alone basis, how any related amounts were eliminated in the consolidated financial statements of Existing SLM and the specific adjustments (by line item) that are being reflected as pro forma adjustments in your pro forma financial statements of NewCo. Additionally, as part of your response, please tell us the amount of the third party liability related to these trusts, and explain why it was necessary to record long-term borrowings in an amount equivalent to the fair value of the ABS securities.

Response

Existing SLM is a very active participant in the student loan securitization market. In general our funding strategy is to securitize student loans as a prudent and cost effective source of financing. When Existing SLM securitizes student loans they initially consolidated the securitization trusts as they are the Primary Beneficiary of the Variable Interest Entities under ASC 810, “Consolidation,” as they own the residual interest and are the servicer of the loans. (See SLM Corporation’s 2012 Form 10-K “Note 2, Significant Accounting Policies” for further detail). As a result the student loans assets remain on Existing SLM’s balance sheet and the asset backed securities (“ABS”) sold to third-party investors are reflected as debt on Existing SLM’s balance sheet. Based on market conditions Existing SLM may chose not to sell all the asset backed securities upon securitization (“Retained ABS”). Existing SLM may subsequently sell the Retained ABS when market conditions improve. The Retained ABS is not shown as debt outstanding on Existing SLM’s balance sheet until they are sold to an unrelated third party.

The $629 million (par value) of ABS contributed to Sallie Mae Bank were Retained ABS held by Existing SLM. They were contributed to Sallie Mae Bank as additional capital for Sallie Mae Bank. Sallie Mae Bank recorded these ABS in 2008 at fair value of $476 million. Sallie Mae Bank, on a stand-alone basis, carried these ABS as Available for Sale investments on their balance sheet. As of September 30, 2013 these ABS were carried at $584 million by Sallie Mae Bank. Sallie Mae Bank, on a stand-alone basis, recognized interest income from these ABS investments.

On an Existing SLM consolidated basis the transaction described in the previous paragraph was eliminated. The ABS was not shown as Existing SLM consolidated debt outstanding as it was held by a consolidated related party. The interest income Sallie Mae Bank recognized from this ABS investment was eliminated in consolidation. From an Existing SLM consolidated basis these ABS were considered Retained ABS and as a result were not reflected in the consolidated statements.

As it relates to the Pro Forma Condensed Consolidated Financial Statements and the related adjustments:

•	Balance sheet as of September 30, 2013:

¡	$584 million of ABS Investments are eliminated from SLM BankCo standalone balance sheet. This is shown in the third column in “Available for Sale Investments”.

¡

$584 million of securitization debt is shown as issued in the fourth column as part of “Long-term borrowings”. This adjustment is required as once SLM BankCo separates from Existing SLM the ABS will be owned and held by an unrelated third party (SLM BankCo). As a result NewCo will show this as issued and outstanding debt.

¡

We supplementally inform the Staff that Sallie Mae Bank actually sold the ABS to an unrelated third party in the fourth quarter 2013 for $584 million. From a consolidated Existing SLM standpoint this resulted in the issuance of debt in the amount of $584 million. As a result, when we prepare the pro forma balance sheet as of December 31, 2013 (to be included in subsequent amended filings of this Form 10) this ABS will be shown as outstanding long term borrowings in the first column of the pro forma financial statements under “Existing SLM”. Accordingly, because Sallie Mae Bank no longer owns the ABS, there will be no pro forma adjustments related to this once the pro forma financial statements are updated for the year ended December 31, 2013.

•	Income Statement for the Period Ended September 30, 2013:

¡

Sallie Mae Bank recognized $16 million of interest income from the ABS which is reflected in “total interest income.” In the third column of the pro formas this $16 million of interest income is eliminated.

¡

In the fourth column of the pro formas $16 million of interest expense is added as part of “total interest expense” to reflect the “issuance” of the ABS debt once SLM BankCo becomes an unrelated third party upon separation (see second bullet under balance sheet discussion above)

¡	Similar adjustments were made for the 2012 income statement as well.

8.	As a related matter, please clarify how the $325 million intercompany payable discussed in footnote (c)5 relates to these ABS, how the amount was determined, and why the amount was payable to NewCo when the transaction was described as a capital contribution to Sallie Mae Bank.

Response

The $325 million intercompany payable discussed in footnote (c)5 does not relate to the ABS contributed to Sallie Mae Bank. As you noted, the ABS were a capital contribution that did not result in an intercompany payable. The $2 million of accrued interest receivable discussed in footnote (c)5 does relate to the ABS. For clarification purposes, we have revised footnote (c)5, which is footnote (c)4 in the Amendment, to provide detail of all the adjustments that impact other assets and liabilities.

9.	With respect to the separation adjustments presented in footnote (e), please tell us how you determined that such adjustments are factually supportable. In this regard, we note that you did not make any adjustments for the tax matters and employee matters agreements because key terms have not yet been finalized. However, for those agreements for which pro forma adjustments were made, you disclose that the impacts of these agreements were determined based on the anticipated contractual provisions of the final agreements. Please clarify whether the contractual provisions of these agreements have, in fact, been finalized. Please also revise to provide a brief description of each of these agreements or provide a cross-reference to relevant disclosures provided elsewhere in your filing.

Response

The relationship between NewCo and SLM BankCo for transition service agreements, tax matters, etc. post-spinoff transaction will be relatively insignificant and not complex. As noted above the two businesses operated relatively independently and only had three shared business units historically. The transition services agreement and other commercial agreements are not yet finalized; however, the basic terms are agreed to and the overall impact to the financial statements ($3 million and $6 million for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, or less than one percent of NewCo’s pro forma net income) has been deemed immaterial. The assumptions and disclosures will be updated in future Form 10 amendments as new information becomes available. Based on these facts we believe the factually supportable criteria of Regulation S-X 11-02(b)(6) have been met.

We added a sentence to this footnote disclosure to clarify the location in the Form 10 where readers can find the more detailed descriptions of these agreements.

10.	We note that pro forma adjustment (h)2 reflects anticipated cash that will be contributed to SLM BankCo in connection with the separation and distribution transaction. Given your disclosure that this cash contribution is “anticipated”, it is not clear whether the terms of this contribution have been finalized, and if not, how you determined that the pro forma adjustment to reflect this contribution was factually supportable. Please advise.

Response

In order to meet the post-separation required capital level at SLM BankCo, which is based on bank regulatory requirements, Existing SLM will provide additional capital to SLM BankCo in conjunction with the spinoff transaction. The regulatory requirement is formulaic in nature and closer to the date of the spinoff transaction the ultimate cash distributed will be determined based on the calculation. However, we consider it critical that the impact of the additional capital, which is not reflected in the historical combined financial statements, be presented in pro forma financial information to meet the objective of Regulation S-X 11-02(a) to “provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. Such statements should assist investors in analyzing the future prospects of the registrant because they illustrate the possible scope of the change in the registrant’s historical financial position and results of operations caused by the transaction.” As such, the Registration Statement included what the additional capital would have been to meet the regulatory requirement based on the balance sheet as of September 30, 2013.

Moreover, section 3250.1(a)(2) of the Staff’s Financial Reporting Manual (FRM) provides that, in the context of a business combination, a pro forma adjustment may be made to reflect the effects of additional financing necessary to complete the acquisition. We believe the disclosure issues relating to the financing to be incurred as part of the spinoff transaction are analogous to those relating to a business combination, and therefore we have included in the Unaudited Pro Forma Condensed Combined Financial Statements a pro forma adjustment to reflect the effects of the additional capital given to SLM BankCo that will be required to complete the separation.

In summary, we believe pro forma presentation of the planned capital injection into SLM BankCo in connection with the spinoff transaction meets the factually supportable criteria of Regulation S-X 11-02(b)(6).

Item 2	Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

2013 Management Objectives – Maximize Cash Flows from FFELP Loans, page 66

11.	We note that during 2013 you sold the residual interests in five of your FFELP loan securitization trusts and that you will continue to explore alternative transactions and structures that can increase your ability to maximize the value of your ownership interests in these trusts and allow you to diversify your holdings while maintaining servicing fee income. Please revise to discuss the impact that these sales and any future similar transactions are expected to have on your results of operations and liquidity going forward.

Response

In response to the Staff’s comment, we have revised the disclosure on page 66 concerning the sale of the residual interests in five of our FFELP loan securitization trusts to note that such sales are additive to our liquidity:

“We recognized $312 million in gain from these transactions, and we will continue to earn fee income by servicing the student loans underlying the five securitization trusts pursuant to existing agreements. While we do not anticipate further sales, we will be opportunistic and execute transactions that can increase our ability to maximize the value of our ownership interests in these trusts, enhance our liquidity position and diversify our holdings while maintaining servicing fee income.”

Liquidity and Capital Resources, page 116

12.	We note your discussion of your funding and liquidity risk management on pages 116 – 117. Please revise to supplement this disclosure with a discussion of how your liquidity needs, funding sources and risk management are expected to change as a result of the separation and distribution transaction.

Response

In response to the Staff’s comment, we have supplemented the disclosure on page 117 as follows:

“Following the separation and distribution of NewCo, Sallie Mae Bank will be a subsidiary of SLM BankCo and NewCo will no longer originate Private Education Loans or engage in banking services, including deposit taking. Our primary liquidity needs at that time will continue to be to fund our business activities, which are expected to include opportunistic acquisitions of portfolios of FFELP Loans and, subject to our non-competition arrangements with SLM BankCo, Private Education Loans, and to service our indebtedness. We will continue to seek to maintain excess liquidity and access diverse funding sources, including by the issuance of unsecured debt, the issuance of secured debt primarily through asset backed securitizations and possible draw downs on our secured FFELP facilities. We also held, at September 30, 2013, $3.2 billion in cash and liquid investments outside of Sallie Mae Bank that may be used to fund our businesses.”

Item 5 Directors and Executive Officers

NewCo Board of Directors Following the Separation, page 151

13.	Please confirm that none of NewCo’s directors will also concurrently serve as directors of SLM BankCo following the separation and distribution. Also describe any corporate governance provisions that NewCo will have that will address the permissibility of individuals serving on the board of both SLM BankCo and NewCo in the future.

Response

This will confirm that immediately following the separation and distribution, NewCo and SLM BankCo will have no common directors. NewCo’s Board Governance Guidelines will prohibit, for a period three years after the date of the separation and distribution, the consideration of any person for election or appointment to the board of directors of NewCo if that person has also served, or is then serving, as a director of SLM BankCo or Sallie Mae Bank. Disclosure to this effect has been added to page 155, page 156 and page 159.

Item 15 Financial Statements and Exhibits

14.	It appears that you do not intend to file the joint marketing, key systems and data sharing agreements as exhibits. Please tell us why.

Response

The terms of those agreements are currently being determined. If upon their finalization those agreements are material to the conduct of NewCo’s business and are required to be filed, we will file them as exhibits to the Registration Statement. If we determine any of the agreements are not material to NewCo, or are of a nature that they are substantially similar to legacy agreements entered into in the ordinary course of NewCo’s business with third parties and are not otherwise required to be filed in accordance with Regulation S-K Item 601(b)(10), we will so notify the Staff and explain why we believe that to be the case.

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We have also updated the Registration Statement, including to reflect the recent appointment of directors to the NewCo board and to provide executive compensation information for 2013. Due to the age of the beneficial ownership table, we have left a placeholder for the pro forma number of shares to be held by 5% beneficial owners pending this year’s filing of their Schedule 13Gs. At the time we complete that table we will also complete the table for the pro forma security ownership of NewCo’s executive officers and directors.

Existing SLM expects to file its 2013 Annual Report on Form 10-K within the next two weeks. Shortly thereafter, we will update the Registration Statement to include financial data for calendar year 2013 and other disclosures related to the Form 10-K as well as to respond to any new comments from the Staff. We also expect to file at that time the various exhibits identified in the Exhibit Index to the Registration Statement.

New Corporation acknowledges that:

•	New Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	New Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (703) 984-6829 or Robert W. Murray Jr. of Baker Botts L.L.P. at (212) 408 2540 should you require further information or have any questions regarding the contents of this letter or the Amendment.

Sincerely,

/s/ Ted Morris

Ted Morris

Senior Vice President and Controller

Copy to:	Todd Schiffman Assistant Director – Financial Services I Securities and Exchange Commission

Eric Envall Securities and Exchange Commission

Laurent C. Lutz Executive Vice President and General Counsel SLM Corporation